[redacted]

SECUR ION

11023526

RECEIVED NOV 2 5 2011 PROCESSING SECTION D.C. 105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Samuel A. Ramirez & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
61 Broadway, Suite 2924
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John V. Kick (212) 248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

11/30

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 20[illegible]

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2011

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

SAMUEL A. RAMIREZ & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2011

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-12
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)	13

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2011 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 and Auditors' Statement Pursuant to Rule 17a-5(d)(4) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the basic financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Marks Paneth & Shron LLP

New York, NY
November 22, 2011

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

Cash	$	110,255
Deposits with clearing agents		250,000
Due from clearing agents		169,917
Receivables from brokers, dealers and counterparties		2,127,871
Marketable securities owned, at fair value		39,223,631
Due from affiliates		2,406,218
Due from related parties		1,367,072
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $980,130		503,521
Other assets		1,485,618
Deferred income taxes		387,600
	$	48,031,703

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased, at fair value	$	10,780,951
Due to clearing agents		6,820,104
Accrued expenses and other liabilities		12,735,313
Payables to brokers, dealers and counterparties		147,300
Income taxes payable		69,561
Total Liabilities		30,553,229
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		2,730,275
Retained earnings		14,745,781
Total Stockholder's Equity		17,478,474
	$	48,031,703

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2011

REVENUES		
Net trading profit and commission income	$	23,973,561
Investment banking and underwriting revenue		20,534,072
Financial advisory, placement and remarketing fees		1,578,106
Interest income		2,433,515
Other income		54,993
Total Revenues		48,574,247
EXPENSES		
Employee compensation and benefits		35,214,293
Brokerage and clearing fees		843,594
Communication and technology services		4,112,965
Occupancy		1,275,632
Other operating expenses		4,369,691
Interest		488,980
Total Expenses		46,305,155
INCOME BEFORE INCOME TAXES		2,269,092
INCOME TAX EXPENSE (BENEFIT)		
Current		851,497
Deferred		(22,900)
Total Income Tax Expense		828,597
NET INCOME	$	1,440,495

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2011

	Common Stock				Additional Paid-in-Capital		Retained Earnings		Total Stockholder's Equity
	Outstanding Shares		Amount						
Balance, September 30, 2010	24,176	$	2,418	$	2,730,275	$	14,305,286	$	17,037,979
Net income	-		-		-		1,440,495		1,440,495
Deemed dividend	-		-		-		(1,000,000)		(1,000,000)
Balance, September 30, 2011	24,176	$	2,418	$	2,730,275	$	14,745,781	$	17,478,474

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,440,495
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		149,228
Deferred income taxes		(22,900)
Loss on abandonment of furniture, equipment and leasehold improvements		6,694
Decrease (increase) in assets:		
Receivables from brokers, dealers and counterparties		4,784,746
Marketable securities owned		7,737,319
Due from clearing agent		(110,928)
Due from affiliates for consolidated tax payments		(1,064,225)
Other assets		(749,562)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		(2,086,452)
Due to clearing agent		(7,822,747)
Accrued expenses and other liabilities		(3,133,810)
Payables to brokers, dealers and counterparties		(242,607)
Income taxes payable		112,077
Net Cash Used in Operating Activities		(1,002,672)
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in due from affiliates		1,608,007
Increase in due from related party		(508,625)
Acquisition of furniture, equipment and leasehold improvements		(124,392)
Net Cash Provided by Investing Activities		974,990
NET DECREASE IN CASH		(27,682)
Cash at September 30, 2010		137,937
Cash at September 30, 2011	$	110,255
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	488,980
Income taxes (including $375,000 remitted to parent, see Note 2)	$	526,305
NON CASH FINANCING ACTIVITIES		
Deemed dividend to parent company for forgiveness of advances	$	1,000,000

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), a wholly owned subsidiary of SAR Holdings, Inc. (its "Parent") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions. All securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2011, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2011. Securities sold, not yet purchased consist solely of obligations of the United States Treasury.

Included in marketable securities at September 30, 2011 are obligations of the following states and jurisdictions:

State of California*	$ 17,657,829
State of New York*	$ 14,887,681
State of Illinois*	$ 2,002,392

* Includes various subdivisions and authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurement*, which provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets, that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities owned at fair value of $39,223,631 at September 30, 2011 consist of $39,221,000 in municipal bonds and $2,631 of corporate debt securities. Securities sold, not yet purchased at fair value of $10,780,951 consists of obligations of the United States Treasury. All securities held at September 30, 2011 are Level 2 investments.

Revenue Recognition

Net trading profit arising from securities transactions entered into for the account and risk of the Company and related commission expenses are reported on a trade date basis. The difference between cost and market is included in the net trading profit. Commission income and related expenses arising from agency transactions are reported on a settlement date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Revenues related to investment banking and underwriting activities are recognized on the offering date of the transaction. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Revenues from financial advisory, placement and remarketing activities are recognized when the services are rendered.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Income Taxes

The Company files its federal income tax return as a member of a consolidated group and on a combined basis for New York State and New York City. Cash is remitted to the Company's parent to reimburse it for the Company's share of the consolidated income tax liability. Amounts due to or from the parent for differences between the recorded current income tax provision and the cash remitted are offset with the overall amounts receivable from the Parent. The Company files on a nonconsolidated basis in other states in which it conducts business. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

The Company follows FASB ASC 740 *Income Taxes*, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2008. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated, for potential financial statement recognitions and/or disclosure, events subsequent to the date of this statement of financial condition through November 22, 2011, which is the date that the financial statements were available to be issued. Refer to Note 7.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The current income tax expense for the fiscal year ended September 30, 2011 consisted of the following:

Federal	$	364,195
State and local		487,302
	$	851,497

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to the exclusion of federally tax-exempt interest income, non-deductible interest expense and the non-allowable portion of meals and entertainment expense.

5. DEFERRED INCOME TAXES

The Company has a deferred income tax asset of $387,600 at September 30, 2011. Deferred income taxes result primarily from the effect of differences in timing of deductions for rent, certain compensation and other expenses and depreciation for financial statement purposes than for tax reporting purposes.

The deferred income tax benefit for the fiscal year ended September 30, 2011 consisted of the following:

Federal	$ (25,000)
State and local	2,100
	$ (22,900)

6. DUE FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

Amounts due from affiliates are noninterest bearing and due on demand and include $2,184,469 due from the Company's Parent and $221,749 due from other wholly owned subsidiaries of the Company's Parent.

During the year ended September 30, 2010, the Company provided advances to a company that is owned by the majority shareholder of the Company's Parent in the amount of $850,000. During the year ended September 30, 2011, the Company provided additional advances of $41,000 to the related party and $450,000 to the owners of the related party of which $225,000 was advanced to the majority shareholder of the Company's Parent and $225,000 to a family member of the majority shareholder. The advances are due on demand and bear interest at a rate of 1.58% at September 30, 2011. The unpaid balance of $1,367,072 at September 30, 2011 includes interest of $26,072. In November 2011, all outstanding interest receivable was paid and the balance outstanding was reduced by payments totaling $165,000. The unpaid balance of the advances at November 22, 2011 is $1,176,000.

On February 24, 2010, the Company entered into a lease for additional space in its New York office. The space is occupied on a month-to-month basis by an affiliated company that is a wholly owned subsidiary of SAR Holdings, Inc. During the year ended September 30, 2011, the affiliate paid its proportionate share of the rent totaling $28,350 directly to the lessor and not to the Company.

Funds in the amount of $1,000,000 advanced by the Company on behalf of its Parent were forgiven during the year ended September 30, 2011 and reflected in these financial statements as a deemed dividend.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Florida, Illinois, Massachusetts, Puerto Rico, Texas and New Jersey under leases expiring on various dates through March 31, 2017. Rent expense for the year ended September 30, 2011 was $947,370. The minimum annual rentals, exclusive of real estate taxes, utilities and labor wage rate escalations in excess of the base year, are as follows:

Fiscal year ended September 30,

2012	$ 902,963
2013	933,918
2014	901,118
2015	920,361
2016	831,552
Thereafter	393,632
	$4,883,544

The Company, in order to attract and retain experienced individuals for various positions, entered into guaranteed compensation agreements with certain employees. These employees, having met their contractual obligations, received from the Company compensation totaling $3,005,102 for the year ended September 30, 2011. Some of the contracts extend to subsequent years and if all contractual obligations are met will total approximately $2,273,000 in guaranteed compensation for the year ended September 30, 2012.

The Company is a defendant or co-defendant in various legal actions involving various claims that arose in the normal course of business. Last year, counsel had informed management that two of the matters bear some risk of liability, since the Company had not been indemnified by the issuers as to the cost of defense and/or liability. The Company during the year ended September 30, 2011, settled one of these matters for $380,597 and for the other, under the advice of counsel, the Company has recorded an allowance of $170,000 as of September 30, 2011. The Company will continue to monitor its progress in the courts and adjust its allowance accordingly.

In a separate legal matter, the Company was originally indemnified as to cost of defense and/or liability by an issuer. The issuer had funded its portion of a settlement fund but has since filed for bankruptcy. If the Company is obligated to pay its proportionate share of the issuers obligation to the settlement fund, the amount would be immaterial to the Company's operations.

In January 2010, the Company filed an arbitration claim against a former employee for breach of contract. The Company lost the arbitration and the former employee was awarded $300,000. The Company paid the award and the matter is now closed.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2011, the Company's net capital of $9,217,887 exceeded required net capital of $724,944 by $8,492,943 and the ratio of aggregate indebtedness to net capital was 1.18 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2011

NET CAPITAL	
Stockholder's equity, qualified for net capital	$ 17,478,474
Add: discretionary liabilities	2,110,000
Deductions and/or credits	
Non-allowable assets:	
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization)	503,521
Accrued income	1,395,006
Other assets	1,495,994
Due from affiliates	2,406,218
Receivables from non-customers	1,367,072
	7,167,811
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	12,420,663
HAIRCUTS ON SECURITIES POSITIONS	
Contractual commitments	66,926
Trading and investment securities	2,795,987
Undue concentrations	339,863
	3,202,776
NET CAPITAL	9,217,887
MINIMUM NET CAPITAL REQUIRED	
$250,000 or 6-2/3% of aggregate indebtedness of $10,874,158 whichever is greater	724,944
EXCESS NET CAPITAL	$ 8,492,943
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other	$ 10,874,158
Ratio of aggregate indebtedness to net capital	1.18:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's September 30, 2011 FOCUS Report.